

March 21, 2013

<u>Via E-mail</u>
Mr. Michael R. Cole
Chief Financial Officer
Universal Forest Products, Inc.
2801 East Beltline, N.E.
Grand Rapids, MI 49525

      Re: **Universal Forest Products, Inc.**
            Form 10-K
            Filed February 26, 2013
            File No. 0-22684

Dear Mr. Cole:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 29, 2012</u>

<u>Annual Report</u>

<u>Management's Discussion and Analysis, page 3</u>

<u>Results of Operations, page 8</u>

1. We note the $3.2 million of loss reserves on certain notes receivable mentioned on pages 5 and 13. Please tell us the facts and circumstances necessitating the reserve and the nature and terms of the note. Please explain why the amount on the statement of cash flows related thereto appears to be only $2.1 million.

2. In your response letter, please provide us with a discussion and analysis of net sales and segment operating profit by reportable segment, as it would have been included in the Annual Report. Refer to SEC Release No. 33-8350 and Section 501.12.b.2 of the Financial Reporting Codification. Revise future filings to do so.

E. Goodwill and Other Intangible Assets, page 44

3. In future filings please provide a goodwill rollforward by segment for the periods presented. Refer to ASC 350-20-50-1.

M. Commitments, Contingencies, and Guarantees, page 53

4. You state on page 54 that you have not accrued for any potential loss related to the contingencies "above" and that "potential liabilities of this nature are not conducive to precise estimates and are subject to change." It is not clear to which contingencies you are specifically referring. Please clarify if you are referring to contingencies related only to the use or disposal of CCA treated products. In this case, revise your disclosure in future filings to disclose that you have not accrued for any such losses because, if true, such losses are not considered probable or reasonably estimable. If no accrual has been made because such losses are not reasonably estimable, please provide us with a comprehensive explanation as to why.

P. Quarterly Financial Information (Unaudited), page 59

5. We note the net loss recorded in the fourth quarters of both 2012 and 2011 as shown on page 60. In future filings, please ensure that you provide disclosures for all material fourth quarter events and transactions either in the footnote disclosure or within MD&A. Please refer to Item 302(a)(3) of Regulation S-K and ASC 270-10-50-2 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Branch Chief